Exhibit 99.2

NICE to Demonstrate Cost Effective 3D Mobile Location Tracking Solution at
GSMA Mobile World Congress 2011

NICE solution enhances security and safety by detecting mobile device location with high accuracy levels;
 enables operators to comply with E-911 and E-112 standards; network optimization and location based services

Ra’anana, Israel, February10, 2011 - NICE Systems Ltd. (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security, today announced that it will be demonstrating the advanced capabilities of its 3D Mobile Location Tracking solution, which include the provision  of  altitude information for both rural and dense urban environments, at the upcoming GSMA Mobile World Congress, to take place in Barcelona, Spain, from February 14th- 17th, 2011, booth B70, Hall 2.1.

The need for accurate mobile location information is critical in times such as accidents, fires and criminal activities. Nearly 90% of handset are not GPS-enabled resulting in great need for a solution that can provide highly accurate location tracking information. The NICE 3D Mobile Location Tracking solution meets this need, supporting homeland security (HLS) initiatives by automatically monitoring and analyzing mobile device location, enabling law enforcement agencies and intelligence organizations to perform post-incident investigations.

It enables compliance with the US’s Enhanced-911 (E-911) and the European Union’s E-112 regulations, which require wireless network operators to provide the latitude and longitude of callers, in order to know to which emergency services call center to route the call, and to where to send emergency services. The solution does this by obtaining highly accurate and reliable positioning results to quickly address incidents and comply with the US’s Federal Communication Commission (FCC) standards and EU guidelines. It helps national alert systems detect all mobile devices located within a given geographical area, including phones in idle mode, and automatically issue an alert in real-time. In addition, the NICE solution can be used to provide network optimization and location based services. It is software-based and requires no calibration or on-going vehicle network measurements (“drive test”) to ensure the solution’s reliability, which significantly reduces the cost of the deployment and ongoing operation.

NICE helps organizations achieve highly accurate and reliable 3D location positioning (X, Y and Z axes), in rural and urban environments, both indoors and outdoors, and interfaces with all cellular networks, including GSM, UMTS, CDMA and LTE to locate any cellular device.

Yossi Ofek, President of the NICE Intelligence Division, said, “The field proven NICE solution provides accurate 3D mobile location tracking capabilities. By being able to detect location with high accuracy levels and even identify the altitude of a device in dense urban environments, such as skyscrapers, government can ensure security. This capability enables service providers to ensure compliance with the latest and upcoming regulations. In addition, service providers can leverage the same technology for network optimization and location based services.”

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The offering enables capturing, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view.  NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in government and law enforcement agencies, transportation systems, critical infrastructures, city centers and enterprise campuses.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/NICETrademarks.html.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Ofek, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.